Exhibit (a)(5)(i)
FORM OF SUMMARY ADVERTISEMENT
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of EGL, Inc. The tender offer (as defined below) is made solely by the Offer to Purchase dated August 30, 2005 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which it would be illegal to do so. In any jurisdictions where the securities, blue sky or other laws require the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of EGL by Banc of America Securities LLC, the Dealer Manager for the tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
EGL, INC.
Up to 9,615,000 Shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights)
At a Purchase Price of Not Greater Than $26.00 Nor Less Than $22.50 Per Share
     EGL, Inc., a Texas corporation (“EGL”), is offering to purchase for cash up to 9,615,000 shares of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the “shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “tender offer”).
     THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 28, 2005 (THE “EXPIRATION DATE”), UNLESS THE TENDER OFFER IS EXTENDED.
     We have received commitments for debt financing to purchase the shares in the tender offer as described in Section 9. The tender offer is subject to certain conditions, including completing our debt financing. See Section 7 to the Offer to Purchase. The tender offer is not conditioned on any minimum number of shares being tendered.
     Upon the terms and subject to the conditions of the tender offer, EGL will determine a single price (the “purchase price”), not greater than $26.00 nor less than $22.50 per share, that it will pay for the shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering shareholders. EGL will select the lowest price per share that will allow it to purchase 9,615,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) pursuant to the tender offer. EGL will purchase all the shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions of the tender offer, including “odd lot” priority, proration and conditional tender provisions. If more than 9,615,000 shares, or such greater number of shares as EGL may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn before the Expiration Date, at prices at or below the purchase price, EGL will purchase shares on the following basis:
•	first, from all holders of “odd lots” (persons who own less than 100 shares) who properly tender all their shares at or below the purchase price selected by EGL;

•	second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other shareholders who properly tender, and do not properly withdraw, shares at or below the purchase price selected by EGL; and

•	third, only if necessary to permit EGL to purchase 9,615,000 shares (or such greater number of shares as it may elect to purchase, subject to applicable law) from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the expiration of the tender offer.
     All other shares that have been tendered and not purchased will be returned to shareholders promptly after the Expiration Date. EGL expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by EGL to have occurred, to extend the period of time during which the tender offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering shareholder to withdraw such shareholder’s shares.
     In the event the purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, EGL intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it will repurchase up to $250 million of its shares. By way of example, if the final purchase price is $25.00 per share, EGL intends to purchase up to an additional 385,000 of its outstanding shares to the extent tendered in the tender offer.
     Tenders of shares made pursuant to the tender offer may be withdrawn at any time before the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 5:00 p.m., New York City time, on Thursday, October 27, 2005. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of certificates, the tendering shareholder also must submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be Guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of shares tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If a shareholder tendered its shares at more than one price, such shareholder must complete a separate notice of withdrawal for shares tendered at each price.
     For purposes of the tender offer, EGL will be deemed to have accepted for payment (and therefore purchased) shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, only when, as and if EGL gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.
     Shareholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.
     Payment for shares tendered and accepted for payment pursuant to the tender offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of certificates for such shares, or of timely book-entry confirmation of shares into the Depositary’s account at The Depository Trust Company, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent’s Message, in the case of a book-entry transfer, and any other required documents.

      EGL’s Board of Directors has analyzed its business, the sector and the opportunities and challenges ahead and has determined that the tender offer is a prudent use of EGL’s financial resources given its share price, its ability to generate cash from operations, borrowing capacity and the current and projected economic environment. EGL’s Board of Directors also considered risks and uncertainties, including the potential for positive and negative developments relating to its business. EGL’s Board of Directors believes that incurring debt to fund the tender offer is a prudent use of EGL’s financial resources and an effective means of providing value to its shareholders without compromising its access to liquidity to meet its working capital or its capital investment requirements.
      In particular, EGL believes the tender offer will provide shareholders with the opportunity to tender all or a portion of their shares without the potential disruption to the share price and usual transaction costs associated with market sales. The tender offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in EGL and, thus, in its future earnings.
      At the same time, EGL believes that the purchase of shares pursuant to the tender offer represents an attractive investment for it, which should not interfere with its ability to maintain the financial flexibility it needs to continue to execute its strategy, while complying with the applicable financial covenants.
      EGL’s Board of Directors has approved the tender offer. However, neither EGL nor its Board of Directors nor the Dealer Manager, Information Agent or Depositary make any recommendation to you as to whether shareholders should tender or refrain from tendering their shares or as to the purchase price or prices at which they may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender their shares. In so doing, shareholders should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including EGL’s reasons for making the tender offer.
      EGL’s directors and executive officers have informed EGL that they do not intend to tender any of their shares in the tender offer.
     In certain circumstances, a tendering shareholder whose shares are purchased in the tender offer may be treated for United States federal income tax purposes as having received an amount taxable as a distribution with respect to the shares rather than as a capital gain or loss from the disposition of the shares. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the tender offer.
     The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.
     Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at EGL’s expense from the Information Agent at the address and telephone number set out below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set out below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The Information Agent for the Tender Offer is:
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000
Securityholders, Please Call Toll Free: (800) 607-0088

Banks and Brokers Call: (800) 654-2468
E-mail: egl.info@morrowco.com
The Dealer Manager for the Tender Offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502 (Call Collect)
(888) 583-8900, ext. 8502 (Call Toll Free)
August 30, 2005

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